FORM 3                                   OMB APPROVAL
                                         OMB NUMBER                235-0104
                                         Expires:       September 30, 1998
                                         Estimated Average burden
                                         hours per response. . . 0.5


                        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                     Washington, D.C. 20549

                     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

              Filed pursuant to Section 16(a) of the Securities Exchange Act of
               1934, Section 17(a) of the Public Utility Holding Company Act of
                 1935 or Section 30(f) of the Investment Company Act of 1940.


(Print or Type Responses)

1.     Name and Address of Reporting Person*

       Kloeckner & Co. AG

       (Last)   (First)   (Middle)

       Neudorfer Strasse 3-5
               (Street)

       47057 Duisburg, Federal Republic of Germany
       (City)   (State)   (Zip)

2.     Date of Event Re-Requiring Statement
       (Month/Day/Year)

       7/01/98

3.     IRS or Social Security Number of Reporting Person
       (Voluntary)


4.     Issuer Name and Ticker or Trading Symbol

       Tech Data Corporation
       Nasdaq Stock Market: TECD

5.     Relationship of Reporting Person to Issuer
       (Check all applicable)

               Director                       X     10% Owner
               Officer (give title                  Other (specify below)
                        below)

6.     If Amendment, Date of Original
       (month/Day/Year)


7.     Individual or Joint/Group Filing (Check Applicable Line)
        X      Form filed by One
                      Reporting Person
               Form filed by More than
                      One reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.     Title of Security
       Instr. 4)

       Common Stock, par value $0.0015

2.     Amount of Securities Beneficially Owned
       (Instr. 4)

       7,529,045


3.     Ownership Form:  Direct (D) or Indirect (I)  (Instr.5)

       (D)

4.     Nature of Indirect Beneficial Ownership
       (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see
Instruction 5(b)(v).
                                             (over)
                                             SEC 1473 (9-96)

FORM 3 (continued)            Table II - Derivative Securities Beneficially
                              Owned (e.g., puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security
       (Instr. 4)

       5% Convertible subordinated Notes

2.     Date Exercisable and
       Expiration Date
       (Month/Day/Year)

       Date Exercisable              Expiration Date

       7/01/98                       7/01/03

3.     Title and Amount of Securities Underlying Derivative Security
       (Instr. 4)

       Title                                        Amount or Number of Shares

       Common Stock                                 5,330,100

4.     Conversion or Exercise Price of Derivative Security

       $56.25

5.     Ownership
       Form of Derivative Security:
       Direct (D) or Indirect (I)
       (Instr. 5)

       (D)

6.     Nature of Indirect Beneficial Ownership
       (Instr. 5)


Explanation of Responses:

Pursuant to the Share Purchase Agreement between Kloeckner & Co. AG ("Kloeckner") and the Issuer regarding the sale of certain shares in Computer 2000 AG, dated April 14, 1998, VIAG AG, Kloeckner acquired as of the closing on July 1, 1998, 2,195,945 shares of Common Stock of the Issuer, together with $300,000,000 in 5% Convertible Subordinated Notes, which are convertible into Common Stock of the Issuer at the rate of 17.777 shares of Common Stock per $1,000 principal amount.


               /s/ Dr. Rolf Wolf /  /s/ Dr. Soussan Nassr-Esfahani
               **Signature of Reporting Person         Date
               Dr. Wolf Roth (Mr.)
               Dr. Soussan Nassr-Esfahani (Mrs.)      August 4, 1998
               (Authorized Officers = Prokuristen)

**     Intentional misstatements or omissions of facts constitute
       Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
       78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of
information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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                                                              SEC 1473 (9-96)